

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2015

Jamie Welch
Chief Financial Officer
Energy Transfer Corp. LP
8111 Westchester Drive
Dallas, Texas 75225

     Re: Energy Transfer Corp. LP
              Registration Statement on Form S-4
              Filed November 24, 2015
              File No. 333-208187

Dear Mr. Welch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all board books and other materials prepared by Lazard and Barclays that were shared with the board and their representatives.

2. Please provide the disclosure called for by Item 14(j) of Form S-4. Refer to Item 305 of Regulation S-K.

Prospectus Summary

Organizational Structure of ETC Following the Merger Transactions, page 19

3. The labeling contained in your diagram on this page and in your diagram on the preceding page is not legible. Please consider revising. In addition, please revise this diagram to clarify, if true, that the 1.4 billion ETE Class E Units will represent a 57% limited partnership interest in ETE by ETC.

Solicitation of Proxies, page 79

4. We note that you may employ various methods to solicit proxies, including by telephone, electronic mail, letter, facsimile or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Background to the Merger, page 81

5. We note your disclosure on page 89 that the strategic review committee authorized representatives to contact "18 potential counterparties" and "five other strategic parties." Please discuss the outcome of the communications with the 18 potential counterparties. In this regard, we note that you only further discussed the outcome of the communications with the five strategic parties.

6. Throughout this section you discuss that the board considered "potential standalone strategic alternatives." Please expand your discussion of the nature of these alternatives and why other transactions were favored over these alternatives.

7. We note your discussion of "economic equivalence" and "trading equivalence" issues of ETC common shares and ETE Common units, throughout this section. Please briefly describe or define these issues.

8. Please further explain why the WMB Board determined that Party C's indication of interest was "not a viable alternative worthy of further deliberation." In this regard, we note your disclosure on page 105 that Party C provided a "preliminary indication of interest" and that Barclays and Lazard contacted representatives of Party C to obtain additional information about the preliminary indication of interest.

The Merger

Opinion of the Financial Advisors to the WMB Board, page 116

9. We note that the description regarding the material relationships in the past two years between the financial advisors and WMB and ETE, does not provide a quantitative description of the fees paid to each financial advisor and its affiliates. Please revise the registration statement to provide such disclosures. Please see Item 1015(b)(4) of Regulation M-A.

Opinion of Lazard, page 129

10. We note your disclosure on pages 132 and 135 that Lazard relied on management's financial projections adjusted for market commodity prices as of August 21, 2015. Please tell us, if material, why you used the market commodity prices as of August 21, 2015. In this regard, we note that the announcement of the merger was made approximately a month later on September 25, 2015.

Financial Forecasts, page 142

11. We note your disclosure on page 142 that WMB management adjusted downward the projections provided by ETE's management for ETE. Please revise to briefly discuss the material adjustments made to these projections.

12. We note the disclosure on page 146 that WMB does not intend to revise its projections. Please revise this disclosure, as publicly available financial projections that no longer reflect management's view of future performance should either be updated or an explanation should be provided as to why the projections are no longer valid.

Certain Beneficial Owners of WMB Common Stock, page 160

13. Please disclose the natural person(s) or public company that has the ultimate investment or voting control over shares held by The Vanguard Group. For guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Litigation Relating to the Merger, page 165

14. Please provide any material updates regarding the pending class action suits that are challenging the merger.

The Merger Agreement, page 166

15. Please delete the fifth sentence in the second paragraph of this section, as well as the statement that the merger agreement's inclusion in the filing is not intended "to provide

investors with any other factual information regarding ETC, ETE, WMB or their respective business," as they inappropriately imply that readers should not rely on the representations, warranties and covenants described in this section and in the merger agreement.

Merger Consideration, page 167

16. Please expand your discussion of the merger consideration on page 167 to further describe each component.

Proration, page 168

17. If accurate, please revise the first sentence of this section to clarify that the cash component is capped at $6.05 billion, and revise the remainder of this section to clarify that oversubscription and undersubscription of the cash election are defined by reference to a full subscription of $6.05 billion.

Governing Law; Jurisdiction, page 184

18. Please tell us what consideration you have given to including risk factor disclosure about the impact of the exclusive forum provisions in the merger agreement and your partnership agreement, on investors.

CCR Agreement, page 186

19. We note the statement in the first sentence of this section that "each ETC common share received by a holder of WMB common stock as part of the merger consideration will have attached to it one CCR." However, elsewhere you state that "[e]ach ETC common share issued in the merger, including the ETC common shares issued to ETE in respect of the Parent Cash Deposit, will have attached to it one CCR." Please revise your disclosure for accuracy and consistency.

20. Please revise to clarify whether there is any agreement in place regarding the registration of any issuance of ETC common shares in connection with the CCR Agreement.

Comparison of Rights of ETC Shareholders and WMB Stockholders, page 205

21. We note your disclosure concerning differences between the rights of ETC shareholders as compared to the rights presently held by WMB stockholders. Please tell us what consideration you may have given as to whether any material changes described in this section should be unbundled under Rule 14a-4(a)(3). For guidance, please refer to the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A context), available on the Commission's website.

Additional Information about ETC

Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of Indebtedness, page 261

22. Please revise this section to describe indebtedness incurred since the most recent fiscal year end, including the Financing Commitment.

Undertakings, page II-1

23. Please provide the applicable undertakings called for by Item 512(a) and (h) of Regulation S-K.

Exhibits

24. Please file as an exhibit the Commitment Letter described on pages 8 and 164, as well as the form of change in control agreement described on page 154. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer López, Staff Attorney (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products